Q3 2012 Performance Supplement to Press Release of November 7, 2012

Q3 - 2012 Presentation 1 Safe Harbor Statement This presentation contains forward - looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward - looking statements. Important factors that could cause or contribute to such differences are detailed in documents we file from time to time with the United States Securities and Exchange Commission. Forward - looking statements in this presentation are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 . These statements include descriptions regarding the Company’s plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These statements can be recognized by the use of words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” potential” or “continue,” the negative of these terms and other comparable terminology. Such forward - looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including those described under “Risk Factors” in the Company’s Form 20 - F, that may cause the Company’s actual results, performance or achievements to differ materially from those set forth in the forward - looking statements as a result of various factors and assumptions. The Company has no obligation and does not undertake to revise forward - looking statements to reflect future events or circumstances. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of SodaStream or of those other companies.

Q3 - 2012 Presentation 2 Non - IFRS Financial Measures This presentation contains certain non - IFRS measures, including Adjusted net income (“Adjusted net income”), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”). Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share - Based Compensation Expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share - Based Compensation Expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share - Based Compensation Expense. The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share - Based Compensation Expense, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward. These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non - IFRS measures included in this presentation have been reconciled to the IFRS results in the table included at the end of this presentation.

Q3 - 2012 Presentation 3 Financial Highlights: Q 3 2012 / Q 3 2011 Q 3 2012 % Change Total Revenues $112.5 million +49% Soda Maker Units 941,000 +31% Flavor Units 7.7 million +76% CO 2 Refill Units 4.3 million +19% Net Income $16.8 million +66% Adjusted Net Income $18.2 million +59% EPS* $0.80 +67% Adjusted EPS* $0.87 +58% *Based on 21.0 million weighted shares outstanding in both Q 3 2011 and Q 3 2012

Q3 - 2012 Presentation 4 Quarterly Revenue Growth Quarterly Revenues 2009 - 2012 (in $ Million ) 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 - 20.0 40.0 60.0 80.0 100.0 120.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012

Q 3 - 2012 Presentation 5 Soda Maker Units Quarterly Soda Maker Unit Sales 2009 - 2012 (in thousands) 184 203 285 385 297 463 449 712 592 634 717 767 683 764 941 - 100 200 300 400 500 600 700 800 900 1,000 Q1 Q2 Q3 Q4 2009 2010 2011 2012

Q 3 - 2012 Presentation 6 CO 2 Refill Units Quarterly Refill Unit Sales 2009 - 2012 (in millions) 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 - 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012

Q 3 - 2012 Presentation 7 Flavor Units Quarterly Flavor Unit Sales 2009 - 2012 (in millions) 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012

Q 3 - 2012 Presentation 8 Fiscal 2012 Guidance Update Revenue growth of approximately 46 % over 2011 revenue of $ 289.0 million, up from previous guidance of 40 % Net income growth of approximately 59 % over 2011 net income of $ 27.5 million, up from previous guidance of 55 % Adjusted net income growth of approximately 50 % over 2011 adjusted net income of $ 32.9 million, up from previous guidance of 47%

Q 3 - 2012 Presentation 9 Reported (IFRS) to Adjusted (non - IFRS) Reconciliation of Consolidated Statements of Operations Q 3 - 2012 vs. Q 3 - 2011 2011 2012 Reported Share based Reported Share based (Unadjusted) payment Adjusted (Unadjusted) payment Adjusted (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) Revenues $75,655 $ $75,655 $112,482 $ $112,482 Cost of revenues 35,152 35 , 152 51,531 51,531 Gross profit 40,503 40,503 60,951 60 , 951 Operating expenses Sales and marketing 23,129 23,129 35,825 35,825 General and administrative 7,605 (1,348) 6,257 8,741 (1,458) 7,283 Other income, net (40) (40) (54) (54) Total operating expenses 30,694 (1,348) 29,346 44,512 (1,458) 43,054 Operating income 9,809 1,348 11,157 16,439 1,458 17,897 Interest expense (income), net (506) (506) 35 35 Other financial expense (income), net (609) (609) 488 488 Total financial expense (income), net (1,115) (1,115) 523 523 Income before income taxes 10,924 1,348 12,272 15,916 1,458 17,374 Income tax expense (tax benefit) 816 816 (850) (850) Net income for the period $10,108 $1,348 $11,456 $16,766 $1,458 $18,224 Net income per share Basic $0.51 $0.57 $0.82 $0.89 Diluted $0.48 $0.55 $0.80 $0.87 Weighted average number of shares Basic 20,006 20,006 20,410 20,410 Diluted 21,002 21,002 21,027 21,027